InterVideo, Inc.
47350 Fremont Boulevard
Fremont, CA 94538

January 30, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn:    Barbara C. Jacobs

Re:	INTERVIDEO Inc.
Form S-1
Registration No. 333-76640

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), InterVideo, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-76640 (the “S-1 Registration Statement”). The Company has elected to withdraw in lieu of amending the registration statement. No sales of the Company’s Common Stock have been or will be made pursuant to the S-1 Registration Statement. The Company intends to file a new Registration Statement with the Commission shortly.

The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions, please call Matthew Sonsini or Craig Norris of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at (510) 979-7112.

Very truly yours,

INTERVIDEO, Inc.

By:	/s/ RANDALL BAMBROUGH
Randall Bambrough Chief Financial Officer